Exhibit 99.1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Shaw Communications Inc. (“Shaw” or the “Company”)

630 – 3rd Avenue S.W., Suite 900

Calgary, Alberta T2P 4L4

Item 2.	Date of Material Change

June 17, 2022

Item 3.	News Release

A press release was issued and disseminated through Globe Newswire on June 17, 2022 and subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On June 17, 2022, the Company and Shaw Telecom Inc. entered into an agreement (the “Agreement”) with Rogers Communications Inc. (“Rogers”) and Quebecor Inc. (“Quebecor”) for the sale of Freedom Mobile Inc. to Quebecor, subject to regulatory approval (the “Freedom Transaction”).

Item 5.	Full Description of Material Change

Transaction Structure and Consideration

The Freedom Transaction consists of the acquisition of all of the outstanding shares of Freedom Mobile Inc. (“Freedom”), including the acquisition of all Freedom-branded wireless and Internet customers, as well as all of Freedom’s infrastructure, spectrum and retail locations. The Freedom Transaction also includes long-term undertakings by Shaw and Rogers to provide Quebecor transport services (including backhaul and backbone), roaming services and other services described below. Under the terms of the Agreement, Quebecor will not acquire Shaw Mobile-branded wireless subscribers.

The purchase price for Freedom will be CAD$2,850,000,000 on a cash-free, debt-free basis and assuming a normalized level of working capital, and will be paid in cash on closing of the Freedom Transaction (“Closing”).

Services Agreements

Rogers and Quebecor will provide each other with customary transition services as are necessary to operate Freedom’s business for a reasonable period of time following Closing and to facilitate the separation of Freedom’s business from the other businesses and operations of Shaw and its affiliates.

At Closing, Rogers will enter into long-term commercial arrangements with Freedom and/or Quebecor under which Rogers (or its subsidiaries) will provide certain long-term services, including, among others: (a) continued access to Shaw’s business “Go Wi-Fi” hotspots (excluding, for greater certainty, home internet gateways) for Freedom Mobile subscribers, (b) roaming services on an incidental, non-permanent basis, (c) third-party Internet access (“TPIA”) services to Quebecor; and (d) certain backhaul, backbone and other transport services.

Quebecor has agreed to grant Rogers TPIA services in the province of Quebec on the same terms as the TPIA services provided by Rogers.

Conditions to Closing and Termination

The Freedom Transaction is conditional on: (a) the parties entering into a definitive purchase and sale agreement for the Freedom Transaction (the “Definitive Agreement”) in a form satisfactory to Rogers, Shaw and Quebecor, acting reasonably, reflecting the terms of the Agreement and such other commercially reasonable terms and conditions that are customary for similar transactions and arrangements of this nature, (b) all conditions to the closing of the proposed merger between Rogers and Shaw (the “Shaw Transaction”) having been satisfied (or, where permitted, waived), (c) receipt of required regulatory approvals for the Freedom Transaction, (d) the absence of any legal impediment to Closing (including as a result of any order of the Competition Tribunal), and (e) there being no material adverse effect in respect of Freedom between the date of the Agreement and Closing. The Agreement does not (and the Definitive Agreement will not) include a direct or indirect financing contingency, and Quebecor’s obligation to complete the Freedom Transaction is not conditional upon Quebecor consummating any financing.

The Agreement will automatically terminate if the arrangement agreement between Rogers and Shaw dated March 13, 2021 providing for the Shaw Transaction (the “Arrangement Agreement”) is terminated for any reason. Rogers, Shaw and Quebecor may also terminate the Agreement if, each acting reasonably, they jointly determine that the regulatory approvals for the Freedom Transaction will not likely be issued or obtained by the Outside Date (as defined below). In addition, subject to certain conditions, either Rogers or Quebecor may terminate the Agreement if the Definitive Agreement has not been entered into on or prior to July 15, 2022 (or such later date as Rogers and Quebecor reasonably agree to in writing) provided that neither party can terminate if it is in breach of the Agreement.

Subject to the conditions described above, the Freedom Transaction will close substantially concurrently with the closing of the Shaw Transaction. The outside date for the Freedom Transaction (the “Outside Date”) is the outside date for the Shaw Transaction (currently July 31, 2022), as it may extended from time-to-time in accordance with the Arrangement Agreement, but shall not exceed December 31, 2022 without the prior consent of Quebecor.

Item 6.	Reliance on Subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7.	Omitted Information

None.

Item 8.	Executive Officer

For further information, please contact:

Peter Johnson, Executive Vice President & Chief Legal and Regulatory Officer at (403) 750-4500

Item 9.	Date of Report

June 20, 2022

Forward-Looking Statements

This material change report includes “forward-looking information” within the meaning of applicable securities laws relating to, among other things, the anticipated receipt of required regulatory or other approvals, the ability of the parties to satisfy the other conditions to the closing of the Freedom Transaction and the anticipated timing for closing of the Freedom Transaction. Forward-looking information may in some cases be identified by words such as “will”, “anticipates”, “expects”, “intends” and similar expressions suggesting future events or future performance.

The Company cautions that all forward-looking information is inherently subject to change and uncertainty and that actual results may differ materially from those expressed or implied by the forward-looking information. A number of risks, uncertainties and other factors could cause actual results and events to differ materially from those expressed or implied in the forward looking information or could cause our current objectives, strategies and intentions to change. Accordingly, the Company warns investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. The Company cannot guarantee that any forward-looking information will materialize and you are cautioned not to place undue reliance on this forward-looking information. Any forward-looking information contained in this material change report represent expectations as of the date of this material change report and are subject to change after such date. However, the Company is under no obligation (and the Company expressly disclaims any such obligation) to update or alter any statements containing forward-looking information, the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law. All of the forward-looking information in this material change report is qualified by the cautionary statements herein.

Forward-looking information is provided herein for the purpose of giving information about the proposed transaction referred to above and its expected impact. Readers are cautioned that such information may not be appropriate for other purposes. The completion of the abovementioned proposed transaction is subject to customary closing conditions, termination rights and other risks and uncertainties including, without limitation, regulatory approvals. Accordingly, there can be no assurance that the Freedom Transaction will occur, or that it will occur on the terms and conditions contemplated in this material change report. The Freedom Transaction could be modified, restructured or terminated. There can also be no assurance that the strategic benefits and competitive, operational and cost efficiencies expected to result from the Freedom Transaction will be fully realized. In addition, if the Freedom Transaction is not completed, there are risks that the announcement of the transaction and the dedication of substantial resources of the Company to the completion of the Freedom Transaction could have an impact on the Company’s current business relationships (including with future and prospective employees, customers, distributors, suppliers and partners) and could have a material adverse effect on the current and future operations, financial condition and prospects of the Company.